April 21, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Judiciary Plaza

Washington, D.C.  20549

Attn:  Carmen Moncada-Terry

Re:

Little Squaw Gold Mining Company

Withdrawal Request related to the Amendment No. 1 to

Registration Statement on Form SB-2/A

Filed on April 19, 2006 (SEC File No. 333-130819)

Ladies and Gentlemen:

Little Squaw Gold Mining Company (the “Registrant”) hereby requests withdrawal of its amended registration statement on Form SB-2/A (SEC File No. 333-130819) filed with the Securities and Exchange Commission on April 19, 2006.  The Registrant inadvertently filed the post-effective amendment under the EDGAR designation as a “pre-effective amendment” on EDGAR and intends to re-file the amendment under the appropriate EDGAR designation.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 303 629-3445 with any questions.

Very truly yours,

Little Squaw Gold Mining Company

/s/ Richard R. Walters

Richard R. Walters, President

cc:  Kenneth G. Sam – Dorsey & Whitney LLP

3412 S. Lincoln Dr.  • Spokane, WA 99203-1650

Office: 509-624-5831 • Cell: 509-990-6008 • Fax: 509-624-2878

R.R.Walt@att.net • www.littlesquawgold.com